Alliance Municipal Income Fund, Inc.		Exhibit 77D
811-04791



77D Policies with respect to security investment


At a Special Meeting of the Board of Directors of Alliance
Municipal Income Fund, Inc. ("AMIF") held on October 23,
2002, the Directors of AMIF approved a proposal to amend the Fund's non-fundamental investment policy to permit the Fund to enter into swaps, caps or floors (collectively, "swap transactions") with counterparties who have credit ratings of at least A (or the equivalent) from any one nationally recognized statistical rating organization
("NRSRO") or whose performance is guaranteed by an entity with such a rating. Currently, as a matter of non-fundamental policy, the Fund enters into swap transactions only with counterparties rated in the highest rating category of at least one NRSRO.






S:\MF_Legal\Gary\NSARExhibit77D. AMIF.1202.doc